United States securities and exchange commission logo





                                December 18, 2023

       Andrea Park
       Chief Financial Officer
       AgeX Therapeutics, Inc.
       1101 Marina Village Parkway, Suite 201
       Alameda, California 94501

                                                        Re: AgeX Therapeutics,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 14,
2023
                                                            File No. 333-275536

       Dear Andrea Park:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed November 14, 2023

       Cover Page

   1. Please revise the cover page to disclose, if true, that the listing approval for Serina's securities on the NYSE
American is a closing condition of the merger and that the
                                                        condition will not be
waived.
       Questions and Answers about the Merger, page 1

   2. Please add a question and answer highlighting and explaining why the AgeX shareholders are not receiving a
proxy to vote at the Special Meeting on whether to approve the Merger
                                                        Agreement. With
reference to the disclosure on page 182, explain what, if any, approval or consent is required
and when it will be sought.
   3.                                                   Please add a question
and answer highlighting and explaining Juvenescence   s interests in
                                                        AgeX, Serina and the
combined company. Discuss Juvenescence   s role in AgeX   s
                                                        strategic review
process, including its role in locating and negotiating the Merger
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany18,
December  NameAgeX
              2023    Therapeutics, Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
         Agreement and funding Serina. Explain Juvenescence   s ability to
exert control over
         matters subject to shareholder approval. Discuss risks associated with
Juvenescence   s
         interests, including conflicts of interests.
4.       Please add one or more questions and answers highlighting, if true,
that AgeX   s board did
         not shop the company, value the companies in terms of absolute/dollar values, or receive a fairness opinion from an independent advisor.
Q. Why are the two companies proposing to merge?, page 2

5. With reference to your disclosure on page 41 concerning the elimination of in-house research and development beginning in 2020, please revise to clarify the combined
         company   s plans with respect to AgeX   s legacy assets/programs. It
should be clear
         whether the combined company   s operating plan contemplates funding
the development
         of any AgeX programs. With reference to the disclosure on page 39, clarify the current plan for the legacy AgeX assets following the Merger.
Prospectus Summary, page 13

6. Please balance the current discussion by providing equally prominent disclosure that
         Serina has not received FDA approval for any of its product candidates and that its lead product candidate remains in pre-clinical development.
Risk Factors Related to the Merger, page 25

7. You state in the risk factor on page 26 that, among other things, upon termination of the
         Merger Agreement, "AgeX may be required to pay Serina a termination fee of $1,000,000 million or up to $1,000,000 in expense reimbursements; or Serina may be required to pay
         AgeX a termination fee of $1,000,000 million or up to $1,000,000 in expense reimbursements;". However, section 9 of the merger agreement seems to indicate the termination fee is only "$1,000,000" instead of "$1,000,000 million", in both instances.
         Please revise accordingly or explain.
Risk Factors, page 25
Risks Related to AgeX, page 33

8. On pages 33-34 and 72, you refer to "net operating losses", "net operating losses from continuing operations" and "net operating losses from operations". Please revise to clarify to which line items you are actually referring in each instance, as we note from the face of your audited and unaudited financial statements that no such line items are presented.
         Instead, you present such measures as Loss from operations, Net loss from continuing operations and Net loss.
Background of the Merger, page 134

9. Please revise the disclosure at the top of page 136 to disclose the dates and amounts of these loans.
 Andrea Park
AgeX Therapeutics, Inc.
December 18, 2023
Page 3
10. Please revise the October 7, 2022 entry to explain and quantify Serina s stated need for additional funding in connection with the deal. Add disclosure to describe the negotiations that the parties (AgeX, Juvenescence and Serina) undertook over the ensuing months
         concerning potential financing arrangements for Serina   s benefit.
11.      Revise the October 19, 2022 entry to explain    the risks of the
structure of the deal.
12. Revise the October 21, 2022 entry to discuss the material terms contained in the initial term sheet. Explain, as applicable, whether the initial term sheet contemplated that the
         combined company   s operations would focus on advancing AgeX   s
programs and
         whether those assets/operations would remain with the combined company.
13.      With reference to the October 21, 2022 entry, explain the basis for
AgeX   s and
         Juvenescence $100 million initial valuation for Serina and their $50 million initial valuation for AgeX. Explain the reason(s) why the parties subsequently changed from absolute to relative valuations, and any advantages and drawbacks to this new approach.
14. With reference to the November 9, 2022 entry, explain why the AgeX board sought to remove the fairness opinion condition. Also explain why Dr. Bailey resigned from the
         AgeX Special Committee.
15. Revise the March 8, 2023 entry, and earlier ones, as applicable, to explain why
         Juvenescence loaned the $10 million to AgeX as opposed to Serina given that the cash
         was intended to fund Serina   s operations. Explain here, or
elsewhere, as applicable, how
         the Merger will impact the status of these loans. For instance, disclose whether a debt obligation will remain outstanding to Juvenescence, or whether the debt will be converted to equity, or something else.
16. With reference to the March 9, 2023 entry, please discuss, if known, why Dr. West resigned as a director of AgeX.
17. Please revise the July 7 and July 10 entries to discuss the negotiations for the structuring of the remaining assets of AgeX prior to the closing of the Merger.
18. Revise the July 27, 2023 entry to explain the issues raised concerning the corporate restructuring plans. Similarly revise the August 2 entry and all other entries addressing
         AgeX   s current operations and corporate restructuring plans.
19. With reference to the August 5 entry, explain why Serina negotiated to have a NewCo entity assume all of the liabilities of AgeX.
20. With reference to the August 9, 2023 entry, please revise here and elsewhere as applicable
FirstName LastNameAndrea Park
       to explain when a    majority of the minority vote    is required, and
whether equity interest
Comapany
       in theNameAgeX     Therapeutics,
              target entity              Inc.
                            is the sole determining factor. Discuss the
diligence, if any, the AgeX
       board
December   18,conducted
                2023 Pageto3reach its determination.
FirstName LastName
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany18,
December  NameAgeX
              2023    Therapeutics, Inc.
December
Page 4    18, 2023 Page 4
FirstName LastName
AgeX's Reasons for the Merger, page 151

21.      We note several references to    advisors    in this section and
elsewhere. Please clarify
         whether at any point in the 2020-2023 timeframe the board hired a financial advisor to assess its strategic options and to shop the company.
22. Explain, as applicable, how the board was able to determine that the proposed merger with
         Serina creates    the most value for the AgeX stockholders    absent
any apparent (i) dollar
         valuations of the AgeX and Serina companies or their assets or (ii) assessment of what other private companies were willing to pay to conduct a reverse merger transaction with a publicly listed company.
23.      Identify the    other strategic options    that the AgeX Board
reviewed and analyzed with its
         advisors.
24.      Please disclose whether AgeX   s board conducted or considered any
financial analyses that
         resulted in a valuation of either AgeX or Serina. In particular,
discuss whether AgeX   s
         board conducted or considered a liquidation analysis or analysis of precedent reverse merger transactions. To the extent they were not conducted, explain why.
25. Explain why the AgeX board decided not to obtain an independent fairness opinion. In
         light of Juvenescence   s control of AgeX and its board representation
and financial interest
         in Serina, explain whether AgeX considered the fairness of the Merge
to AgeX   s
         unaffiliated stockholders.
26.      Discuss the board   s material assumptions with respect to the AgeX
s current operations
         and corporate restructuring plans. With reference to the disclosures on page 178, it is unclear whether and how the Board considered and, as applicable, valued, the Reverse Bio and other Legacy assets in terms of the fairness of the Exchange
Ratio.
27. With reference to the disclosure in the second bullet point on page 152, discuss here or
         elsewhere as applicable Serina   s operating and plans and cash burn
rate of the combined
         company. Explain whether the Board received any financial forecasts or projections from
         Serina or its advisors regarding future Serina revenues or expenses.
28. With reference to the disclosure in the fourth bullet point on page 152, discuss whether the
         Board considered that the combined company currently is slated to have an interim CEO and an interim CFO.
Serina's Reasons for the Merger, page 156

29. With reference to the first bullet point on page 157, disclose the implied valuation of
         Serina.
Material U.S. Federal Income Tax Consequences of the Merger, page 165

30. Please add a section that addresses the material U.S. federal tax consequences of the
         Merger to the AgeX stockholders.
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany18,
December  NameAgeX
              2023    Therapeutics, Inc.
December
Page 5    18, 2023 Page 5
FirstName LastName
31. Please revise the disclosures on pages 8 and 166 to disclose the tax consequences of the
         Merger to the Serina holders. We note that the current disclosure states the tax consequences assuming that the Merger qualifies as a Section 368(a) reorganization.
         Also, provide a tax opinion of counsel. Please refer to Staff Legal Bulletin No. 19 concerning assumptions and when tax opinions are required.
Proposal No. 4: Approval of the Combined Company Charter, page 212

32. With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon. For instance, and without
         limitation, we note the new staggered board requirements discussed on page 378. For additional guidance, please refer to the interpretations available at:

https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.
Description of AgeX's Business
Recent Developments, page 220

33. You disclose here that on November 9, 2023 AgeX sent notice to the licensee and sublicensees of patent rights for certain uses of HyStem hydrogel products that AgeX was terminating the license and sublicense agreements. Revise this section as well as AgeX's
         MD&A to quantify the expected impact of these terminations. Quantify the impact these license agreements had on recent periods.
Recent Developments, page 220

34. We note that you "sent a notice to the licensee and the sublicensee of patent rights for certain uses of HyStem hydrogel products, informing them that AgeX was exercising its rights to terminate. . . ." Please revise to disclose if there are any responsibilities left for
         the parties to perform, the payment terms of this licensing agreement, including any upfront payments paid, royalty rates, and if there are any payments left to be made prior to the termination date. Moreover, please revise to disclose what, if any, are the implications of this termination to your patent applications that have licensed Lineage components.
Description of Serina's Business, page 248

35. We refer to the POZ technology advantages included in the bullet points on page 248.
         Please tell us your basis for making these comparisons and performance claims given the status of product development. Revise, as applicable, to discuss whether Serina has tested its candidates against FDA-approved PEG drugs. Revise all references
to    studies    to
         clarify whether these studies are preclinical in nature.
Serina   s Development Pipeline, page 251

36. Revise to disclose the reason(s) why Serina determined not to advance SER 214. Discuss when that decision was made and, if applicable, when the search for partnership opportunities commenced.
 Andrea Park
AgeX Therapeutics, Inc.
December 18, 2023
Page 6
37. With reference to the three product candidates involving existing drug conjugates, please disclose whether Serina has a license or will need a license to commercialize a pipeline product that uses/modifies an existing drug using its POZ drug delivery technology.
Company and POZ Development Background, page 252

38. We note on page 255 that Serina and Pfizer, Inc. entered into a non-exclusive license agreement. Please revise to disclose whether the upfront payment has been made and disclose the amount rather than a range or advise. Also disclose the royalty rate (or a range within 10 percentage points). File the agreement as an Exhibit or advise.
39. We note that "Serina completed a successful SER 214 Phase 1a clinical study in 19 subjects in July 2017." Please revise your disclosure on page 258 to discuss the objective results for the 19 patients, the safety endpoints, and the p-values. Serina-Owned Intellectual Property, page 279

40. Please revise to disclose for each material patent and patent application the expiration date and the type of patent protection for Serina's POZ technology.
AgeX Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 310

41. You disclose that on November 7, 2023 you modified the terms of preferred stock to permit the preferred stock to qualify as permanent equity. Please provide us with the details of the modifications and how you evaluated the revised terms in determining that the preferred stock qualified as permanent equity. Provide us with your detail analysis of the applicable accounting guidance in determining that equity treatment was appropriate, citing the guidance considered and that you relied upon.
Critical Accounting Estimates, page 312

42. In the Accounting for Warrants estimate on page 314, you state "We do not have any liability classified warrants as of any period presented." However, we note liability-
         classified warrants as of December 31, 2022, as indicated on the face of certain of your financial statements and accompanying footnotes (refer to pages F-4, F-7, F-14 and F-25-
         F-26). Please revise accordingly.
Results of Operations, page 320

43. Revise your discussion of your research and development expenses to clearly identify the projects you actively pursued during the periods presented. You disclose on page 326 that
FirstName LastNameAndrea Park
       you have eliminating internal research and development activities. Revise to quantify the
Comapany   NameAgeX
       impact            Therapeutics,
               eliminating              Inc.on your research and development
expenses during the
                           these activities
       periods
December       present
           18, 2023    as well
                     Page 6 as your expectations for future periods.
FirstName LastName
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany18,
December  NameAgeX
              2023    Therapeutics, Inc.
December
Page 7    18, 2023 Page 7
FirstName LastName

Serina Management's Discussion and Analysis..., page 329

44.      Please revise to disclose here, or elsewhere as applicable, Serina   s
current plan for the
         funds to be received as a result of the Merger. Without limitation, the disclosure should specify the amounts that are planned to be allocated to each product candidate. It also should be clear whether the plan calls for those allocated funds to complete pre-clinical work and/or particular phases of clinical development. To the extent that the amended registration statement includes a Use of Proceeds section (page 389), please similarly revise that section.
Serina Management's Discussion and Analysis of Financial Condition and Results of Operations, page 329
Results of Operations, page 334

45. On page 335, you indicate that the decrease of $500,000 in Contract revenue "was due primarily to the absence of any contract revenue for the six months ended June 30, 2023, compared to the six months ended June 30, 2022." On page 337, you explain that the decrease of $2.5 million in Contract revenue during 2022 was due "primarily to completion of revenue from a licensing agreement in 2021." Please revise to clarify the facts and circumstances of these decreases for the periods presented and describe in reasonable detail the nature and significant terms of any licensing, collaboration or partnership agreements contributing to such changes.
46. To the extent you track your research and development expense by product candidate, revise your MD&A to provide a breakdown of your research and development expenses by product candidate for each period presented. If you do not track any expenses by product candidate, disclose that fact and explain why not. For the expenses which are not tracked or allocated to specific projects, provide a breakdown by type or nature of expense, such that the total reconciles to the research and development expense line item.
Principal Stockholders of AgeX, page 383

47. Please identify the natural persons with voting and/or dispositive control over the AgeX shares. Similarly revise the disclosure on page 386 to disclose the natural persons with voting and/or dispositive control over the Serina shares.
Principal Stockholders of the Combined Company, page 388

48. Please revise the next amendment to disclose the 5% or greater stockholders and their holdings.
Selling Stockholder, page 391

49. Please tell us your basis for registering at this time the resale of shares underlying post-
         merger warrants and incentive warrants.
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany18,
December  NameAgeX
              2023    Therapeutics, Inc.
December
Page 8    18, 2023 Page 8
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements, page 398
Note 4: Transaction Accounting Adjustments, page 407

50. We note the presentation of certain "Pre-Transaction Accounting Adjustments". Please address the following:
             Revise to disclose the basis for such a separate columnar presentation of these "Pre-
             Transaction Accounting Adjustments" if some of them are a condition to the closing of the Merger or will automatically occur upon the Merger. Confirm, if true, that they qualify as Transaction Accounting
Adjustments as
             contemplated by Rule 11-02(a)(6)(i) of Regulation S-X.
             If these are included as Transaction Accounting Adjustments, revise the descriptions of Adjustments A and B to disclose the extent to which the 2023 Exchange
             Agreement was entered into in direct relation to the Merger.
Note 16 - Subsequent Events, page F-117

51. Regarding the non-exclusive license agreement with Pfizer, Inc. entered into in October
         2023, please revise your disclosure hereunder and elsewhere as applicable to clarify exactly how much was received as the one-time upfront payment and the date of receipt if applicable. Quantify the milestone payments and royalty as well. Revise to address the differences, if any, between the October 2023 Pfizer agreement and the one entered into on November 17, 2023. Similarly revise Serina's MD&A discussions on page 332.
General

52.      With reference to your disclosures concerning the current status of
AgeX   s operations, the
         plans for those operations, and the pro forma accounting treatment for the AgeX assets and liabilities on page 399, please provide us an analysis concerning whether AgeX is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to Closing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Andrea Park
AgeX Therapeutics, Inc.
December 18, 2023
Page 9



       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameAndrea Park
                                                          Division of
Corporation Finance
Comapany NameAgeX Therapeutics, Inc.
                                                          Office of Life
Sciences
December 18, 2023 Page 9
cc:       Chris Trester, Esq.
FirstName LastName